Exhibit 99.1

FOR IMMEDIATE RELEASE

December 11, 2017

ENZYMOTEC shareholders approve proposed acquisition by FRUTAROM

MIGDAL HA’EMEQ, ISRAEL, December 11, 2017 — Enzymotec Ltd. (NASDAQ:ENZY) (“Enzymotec” or the “Company”), a developer, manufacturer and marketer of innovative bio-active lipid ingredients and nutritional products, today announced that at Enzymotec’s annual and extraordinary general meeting of shareholders held today, Enzymotec shareholders voted to approve the previously announced acquisition by Frutarom Ltd., an Israeli company (“Frutarom”), a subsidiary of Frutarom Industries Ltd. (LSE:FRUT)(TASE:FRUT), a publicly traded company on the London Stock Exchange and Tel Aviv Stock Exchange (“Frutarom”), and all transactions and arrangements contemplated under the related merger agreement, including the merger of Frutarom Tech Ltd., a wholly-owned subsidiary of Frutarom (“Merger Sub”) with and into Enzymotec. At the meeting, 18,615,784 ordinary shares, or approximately 99.9 percent of votes cast at the meeting, voted in favor of the merger.

Enzymotec and Frutarom entered into the foregoing merger agreement on October 28, 2017 providing for Frutarom to acquire Enzymotec.

Enzymotec has also reported that all of the regulatory approvals and clearances required for the acquisition have been obtained. Subject to fulfillment of certain customary closing conditions, the Company expects the acquisition to be completed by mid-January 2018, following the expiration of a mandatory 30-day waiting period following the shareholder approval in accordance with Israeli law. At the closing of the acquisition, Enzymotec shareholders will have the right to receive US$11.90 in exchange for each Enzymotec ordinary share.

About Enzymotec

Enzymotec is a leading global supplier of specialty lipid-based products and solutions. The Company develops, manufactures and markets innovative bio-active lipid ingredients, as well as final products, based on sophisticated processes and technologies. For further information, please visit Enzymotec’s website at: www.enzymotec.com.

About Frutarom

Frutarom is a leading global company operating in the global flavors and natural fine ingredients markets. Frutarom has significant production and development centers on all six continents and markets and sells approximately 70,000 products to more than 30,000 customers in over 150 countries. Frutarom's products are intended mainly for the food and beverages, flavor and fragrance extracts, pharmaceutical, nutraceutical, health food, functional food, food supplement and cosmetics industries.

Cautionary Note Regarding Forward-Looking Statements

Information included in this press release may contain forward-looking statements, within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that involve risks and uncertainties. These forward-looking statements include, but are not limited to, statements about the expected timing of the proposed acquisition, and the satisfaction or waiver of any conditions to the proposed acquisition. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about Enzymotec and its industry as of the date of this press release. We undertake no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in our expectations, except as may be required by law. Forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those contemplated by the forward-looking statements, including: (1) Enzymotec may be unable to satisfy conditions to the closing of the proposed acquisition; (2) the proposed acquisition may involve unexpected costs, liabilities or delays; (3) any event or change could occur or other circumstances could arise that could cause the termination of the merger agreement; (4) the proposed acquisition may disrupt current plans and operations and could cause potential difficulties in employee retention; (5) the proposed acquisition may adversely impact relationships with Enzymotec’s commercial counter-parties; (6) other risks may imperil the consummation of the proposed acquisition, which may result in the acquisition not being consummated within the expected time period or at all; and (7) the risks described in Enzymotec’s filings with the SEC may be realized. For more details, please refer to Enzymotec’s filings with U.S. Securities and Exchange Commission (the “SEC”), including its Annual Report on Form 20-F for the year ended December 31, 2016, and its Reports of Foreign Private Issuer on Form 6-K furnished to the SEC.

Investor Contact

Company:

Enzymotec Ltd.

Dror Israel

Chief Financial Officer

Phone: +972-74-7177177

ir@enzymotec.com

U.S. Investor Relations:

The Ruth Group

Tram Bui / Alexander Lobo

Phone: 646-536-7035 / 7037

tbui@theruthgroup.com
alobo@theruthgroup.com